Ceasing Control of Credit Suisse Small Cap Core Common

As of October 30, 2009, Fidelity Investment Institutional Operations CNT as agent for certain employee benefit plans ("Shareholder") owned 420,450.422 shares of the Fund, which represented 26.75 % of the Fund. As of April 30, 2010, Shareholder owned 0 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.